THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986.

If you have sold or otherwise transferred all your Spandex Shares, please send this document, the accompanying Forms of Acceptance, Form W-8, the green form of proxy and the reply-paid envelope as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the United States, Canada, Australia or Japan.

The Offers are not being made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan. Accordingly, neither this document nor the accompanying Forms of Acceptance and Form W-8 are being or may be mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan and doing so may render any purported acceptance of the Offers invalid. All Spandex Shareholders (including nominees, trustees or custodians) who may have a contractual or legal obligation, or may otherwise intend, to forward this document and/or the Forms of Acceptance and Form W-8, should read the further details in this regard which are contained in paragraph 7 of Part B and in Part C of Appendix I before taking any action.

The Loan Notes to be issued pursuant to the terms of the Offers have not been, and will not be, registered under the Securities Act, or under the laws of any state of the United States or of Canada, Australia or Japan. Accordingly, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in the United States, Canada, Australia or Japan or to, or for the account or benefit of, any US persons (as defined in Regulation S under the Securities Act) or any persons resident in Canada, Australia or Japan, except pursuant to an exemption from, or in a transaction not subject to, the requirements of the Securities Act or relevant securities laws of any state of the United

States, Canada, Australia or Japan. The Offers do not constitute an offer of Loan Notes in the United States.


                   Recommended Cash Offers by
                     Schroders on behalf of
                     Gerber Scientific, Inc.
                         for Spandex PLC

A letter of recommendation from the Chairman of Spandex is set out on pages 4 to 9 of this document.

To accept the Offers, the relevant Form of Acceptance (and, if you wish to elect for the Loan Note Alternative, Form W-8) must be completed and returned as soon as possible, and in any event so as to be received by post or by hand by Lloyds Bank Registrars, Antholin House, 71 Queen Street, London EC4N 1SL no later than 3.00 pm on 1 May 1998.

Notice of an Extraordinary General Meeting of Spandex to be held at 1600 Park Avenue, Aztec West, Almondsbury, Bristol BS32 4UA at
10.05 am on 29 April 1998 (or as soon thereafter as the Annual General Meeting of Spandex convened for the same date and place shall have concluded or been adjourned), is set out at the end of this document. The enclosed green form of proxy for use in connection with the Extraordinary General Meeting of Spandex should be completed and returned in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received by Computershare Services PLC, P.O. Box 82, Caxton House, Redcliffe Way, Bristol BS99 7NH by not later than 10.05 am on 27 April 1998.

Schroders, which is regulated by The Securities and Futures Authority Limited, is acting for Gerber and no one else in connection with the Offers and will not be responsible to anyone other than Gerber for providing the protections afforded to customers of Schroders nor for giving advice in relation to the Offers.

Kleinwort Benson Securities Limited ("Dresdner Kleinwort Benson"), which is regulated by The Securities and Futures Authority Limited, is acting for Spandex and no one else in connection with the Offers and will not be responsible to anyone other than Spandex for providing the protections afforded to customers of Dresdner Kleinwort Benson nor for giving advice in relation to the Offers.

CONTENTS                                          Page

Letter from the Chairman of Spandex                4

Letter from Schroders                             10

1.  Introduction                                  10

2.  The Ordinary Offer                            11

3.  The `A' Share Offer                           11

4.  Further terms of the Offers                   12

5.  The Loan Note Alternative                     13

6.  Extraordinary General Meeting                 14

7.  Information relating to Gerber                14

8.  Information relating to Spandex               15

9.  Background to the Offers                      16

10. Financial effects of acceptance               16

11. Employees                                     18

12. Spandex Share Option Schemes                  18

13. Procedure for acceptance of the Offers        19

14. Settlement                                    25

15. United Kingdom taxation                       27

16. Further information                           31

17. Action to be taken                            31


The Offers relate to both Spandex Ordinary Shares and Spandex `A'
Shares.

- To accept the Ordinary Offer in respect of some or all of your Spandex Ordinary Shares, you should complete and return the blue Form of Acceptance

- To accept the `A' Share Offer in respect of some or all of your Spandex `A' Shares, you should complete and return the pink Form of Acceptance

- If you wish to elect for the Loan Note Alternative in respect of some or all of your Spandex Shares, you should also complete and return the white Form W-8

- To vote in favour of the resolution to be proposed at the Extraordinary General Meeting of Spandex to allow the Offers to proceed, you should complete and return the green form of proxy



CHAIRMAN'S LETTER

SPANDEX PLC
(Registered in England and Wales No. 1266024)

Directors:                              Registered Office:
C E Dobson (Chairman)                   1600 Park Avenue
E P Bruegger (Managing Director)        Aztec West
P D Macklin (Finance Director)          Almondsbury
M Dobson                                Bristol
M D Godden                              BS32 4UA
G M Bateson
N C P Cockcroft (Non-executive)
H S Brown (Non-executive)

                                             3 April 1998

To holders of Spandex Shares and, for information only, to participants in the Spandex Share Option Schemes

Dear Shareholder,

It was announced on 24 March 1998, that agreement had been reached between your board and the board of Gerber on the terms and conditions of recommended cash offers for Spandex. The Offers value the entire issued and to be issued share capital of Spandex at approximately 109 million GBP. In addition, Spandex Shareholders will be entitled to receive and retain the final dividend, announced on 10 March 1998, of 2.5 pence per Spandex Share, recommended by your board in respect of the year ended 31
December 1997.

I am writing to you to explain the background to the Offers and the reasons why your board, which has been so advised by Dresdner Kleinwort Benson, considers the terms of the Offers to be fair and reasonable. Accordingly, your board unanimously recommends all Spandex Shareholders to accept the Offers. The formal Offers are set out in the letter from Schroders on pages 6 to 16 of this document.

Terms of the Offers
The Ordinary Offer

The Ordinary Offer, which will be subject to the conditions and further terms set out in Appendix I of this document, will be made on the following basis:

     for each Spandex Ordinary Share    325 pence in cash

The `A' Share Offer
The `A' Share Offer, which will be conditional upon the Ordinary
Offer becoming or being declared unconditional in all respects, will be made on the following basis:

     for each Spandex `A' Share    325 pence in cash

The Offers represent a premium of 44.4 per cent. to the price of the Spandex Ordinary Shares at the close of business on 10 February 1998, the date prior to the movement in the price of the Spandex Ordinary Shares which led to the announcement on 12 February 1998 that Spandex was in talks that might lead to an offer. The Offers represent a premium of 31.3 per cent. to the price of the Spandex Ordinary Shares at the close of business on 11 February 1998.

The Offers also represent a multiple of 18.8 times Spandex' earnings per share for the year ended 31 December 1997.

The Offers are conditional upon the passing of a special resolution to amend the Articles of Association of Spandex by removing the restriction on the transfer of Spandex `A' Shares at the Extraordinary General Meeting, further details of which are set out in section 6 of the letter from Schroders.

Loan Note Alternative

As an alternative to some or all of the cash consideration receivable by Spandex Shareholders under the Offers, Spandex Shareholders who accept the Offers (other than certain overseas shareholders) may elect to receive Loan Notes on the following basis:

for every 1 GBP of cash consideration under the Offers    1 GBP in
nominal value of Loan Notes

Based on market conditions as at 1 April 1998 (the latest practicable date prior to the posting of this document), the value of the Loan Notes has been estimated by Schroders to be approximately 99 pence per 1 GBP in nominal value of Loan Notes. A summary of the terms of the Loan Notes and a description of certain US Federal income tax consequences of holding Loan Notes are set out in Appendix II of this document.

When deciding which form of consideration to receive, Spandex Shareholders should consider the information on United Kingdom taxation set out in section 15 in the letter from Schroders on pages 15 and 16 of this document. Spandex Shareholders who are in any doubt as to their tax position should consult their independent financial adviser.

Background to and reasons for the Offers

Spandex has maintained a close relationship with Gerber since the commencement of its distribution arrangements in 1983. The relationship, and both businesses, have flourished and Spandex is now Gerber's largest distributor of its computer controlled vinyl cutters, sign printers and routers, and its preferred distributor in Europe with sole distribution in 12 European countries, and shared distribution in France.

Since its flotation in 1986, your company has enjoyed unbroken growth in sales and in the year ended 31 December 1996, increased profit before taxation to 9.9 million GBP, a record for Spandex. This was achieved by driving organic growth from within existing markets and by pursuing an acquisition policy which broadened the geographical coverage across Europe and into North America. However, in the year ended 31 December 1997, although turnover advanced again, to 101.3 million GBP, profit before taxation declined to 9.0 million GBP as profits in overseas territories were adversely affected by the strength of sterling.

In addition, I indicated in the preliminary announcement that although sales for the first two months of 1998 were ahead of the previous year, the strength of sterling remains an issue for the company.

In the light of the prospects for your company and the importance of the relationship with Gerber, your board has concluded that the acquisition of Spandex by Gerber represents the next stage in the development of your company. The combination of Gerber's innovative skills and technical abilities with our marketing and distribution expertise will create a business which will be better positioned to realise the full potential of the world's major markets where technology-led change is a principal growth driver.

Your board believes that as part of the Gerber Group, additional resources will be available to develop the Spandex business model in other geographical markets. This represents a significant opportunity and will be of benefit to Spandex.

Management and employees

Gerber has given assurances to the board of Spandex that the existing employment rights of all employees of the Spandex Group, including pension rights, will be fully safeguarded. In addition, Gerber has indicated that they attach great importance to the skills and experience of the employees of Spandex and hope that the similar cultures of the two companies will prove attractive to Spandex employees.

I am delighted to announce that following the completion of the acquisition by Gerber, I shall continue in my role as Chairman of Spandex, and my wife and certain other directors will remain on the board.

Spandex Share Option Schemes

In relation to the Spandex 1996 Unapproved Employee Share Option Scheme and the Spandex 1986 Share Option Scheme, Gerber is offering participants an opportunity either to surrender their existing options in consideration for a cash sum calculated by reference to the difference between 325 pence and the exercise price of their options or to exercise their options and accept the Ordinary Offer. Details of these proposals are set out in a separate document addressed to the holders of such options. All but one (whose options are soon to expire) of the holders of outstanding options under these two schemes have given undertakings to accept one of these proposals in due course.

If the Ordinary Offer becomes or is declared unconditional in all respects, Gerber will make appropriate proposals to participants in the Spandex 1995 Overseas and UK Savings-Related Share Option

Scheme. No options have been granted under the Spandex 1996
Approved Employee Share Option Scheme.

Report and accounts

The report and accounts for the year ended 31 December 1997 is today being posted to Spandex Shareholders. Summary financial information on Spandex is set out in Appendix IV to this document.

Extraordinary General Meeting

The Articles of Association of Spandex prohibit the transfer of the Spandex `A' Shares other than by existing holders to members of their families or to family settlements. Accordingly, the directors of Spandex have today convened an Extraordinary General Meeting of Spandex to be held on 29 April 1998 at which a special resolution will be proposed to amend the Articles of Association so as to remove the restriction on the transfer of Spandex `A' Shares contained in the Articles of Association in order to allow the Offers to proceed.

The directors of Spandex believe that the proposed amendment to the Articles of Association of Spandex is in the best interests of Spandex Shareholders taken as a whole and unanimously recommend all Spandex Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings of Spandex Shares and as the trusts and companies with which they are connected intend to do.

A notice convening an Extraordinary General Meeting of Spandex is set out at the end of this document and Spandex Shareholders will find enclosed the green form of proxy to be used in connection with the Extraordinary General Meeting (see "Action to be taken" below).

Action to be taken

The procedure for acceptance of the Offers is set out on pages 11 to 14 of this document and in the Forms of Acceptance. To accept the Offers you should ensure that you complete and return your Form(s) of Acceptance as soon as possible and, in any event, no later than 3.00 pm on 1 May 1998. If your Spandex Shares are in certificated form (i.e. not in CREST), your share certificate(s) should be enclosed with your completed Form(s) of Acceptance.

Spandex Shareholders will find enclosed with this document the green form of proxy to be used in connection with the Extraordinary General Meeting. Whether or not you intend to attend this meeting, please complete and sign the green form of proxy and return it in accordance with the instructions printed thereon to Spandex' registrars, Computershare Services PLC at P.O. Box 82, Caxton House, Redcliffe Way, Bristol BS99 7NH, so as to be received as soon as possible and, in any event, not later than 10.05 am on 27 April 1998.

Recommendation

The directors of Spandex, who have been so advised by Dresdner Kleinwort Benson, consider the terms of the Offers to be fair and reasonable. In providing advice to the directors of Spandex, Dresdner Kleinwort Benson has taken into account the directors' commercial assessments.

The directors of Spandex unanimously recommend all Spandex Shareholders to accept the Offers. The directors and members of their families have irrevocably undertaken to accept the Ordinary Offer in respect of their holdings, amounting, in aggregate to 480,166 Spandex Ordinary Shares. My wife, Mary, and I, and trusts and companies with which we are connected, have irrevocably undertaken to accept the `A' Share Offer in respect of our shareholdings amounting, in aggregate, to 17,828,000 Spandex `A' Shares. The irrevocable undertakings relate to approximately 54.5 per cent. of the total issued and to be issued share capital of Spandex.

Yours sincerely
C E Dobson
Chairman

3 April 1998
To Spandex Shareholders and, for information only, to participants in the Spandex Share Option Schemes

Dear Sir or Madam,

             RECOMMENDED CASH OFFERS FOR SPANDEX PLC

1.   Introduction

On 24 March 1998 the boards of Gerber and Spandex announced that they had agreed the terms of recommended cash offers to be made by Schroders, on behalf of Gerber, to acquire the entire issued and to be issued share capital of Spandex. The Offers value the share capital of Spandex (which comprises the Spandex Ordinary Shares and the Spandex `A' Shares) on a fully diluted basis at approximately 109.2 million GBP. The Spandex `A' Shares, whilst not listed, rank pari passu with the Spandex Ordinary Shares as to dividend, capital and voting rights.

The Offers represent a premium of 44.4 per cent. to the price of the Spandex Ordinary Shares at the close of business on 10 February 1998, the date prior to the movement in the price of the Spandex Ordinary Shares which led to an announcement on 12 February 1998 that Spandex was in talks that might lead to an offer. The Offers represent a premium of 31.3 per cent. to the price of the Spandex Ordinary Shares at the close of business on 11 February 1998.

The Offers are final and will not be increased. However, Gerber reserves the right to increase and/or otherwise revise the Offers in the event of a competitive situation arising or otherwise with the consent of the Panel.

Your attention is drawn to the letter of recommendation from the Chairman of Spandex on pages 3 to 5 of this document which sets out the reasons why the directors of Spandex consider the terms of the Offers to be fair and reasonable and why they unanimously recommend Shareholders to accept the Offers.

Edmund Bruegger and Mark Bateson, directors of Spandex, and members of their families and Julian Dobson have given irrevocable undertakings to accept the Ordinary Offer in respect of their own aggregate beneficial holdings of 480,166 Spandex Ordinary Shares. In addition, Gerber has received irrevocable undertakings to accept the `A' Share Offer from Charles and Mary

Dobson, directors of Spandex, and trusts and companies connected with them in respect of their shareholdings amounting, in aggregate, to 17,828,000 Spandex `A' Shares. Accordingly, in aggregate Gerber has irrevocable undertakings to accept the Offers in respect of approximately 54.5 per cent. of the total issued and to be issued share capital of Spandex. The terms of all of these irrevocable undertakings require acceptance of the Offers even in the event of a competing offer from a third party.

The procedures for accepting the Offers are set out in section 13 of this letter and detailed instructions are contained in the Forms of Acceptance.


Regulated by SFA              J. Henry Schroder & Co. Limited
                              120 Cheapside, London EC2V 6DS
                              Registered office at above address
                              Registered number 532081 England

2.   The Ordinary Offer

On behalf of Gerber, Schroders hereby offers to acquire, on the terms and subject to the conditions set out in this document and in the blue Form of Acceptance, the Spandex Ordinary Shares on the following basis:

     for each Spandex Ordinary Share    325 pence in cash

The Ordinary Offer values the Spandex Ordinary Share capital on a fully diluted basis at approximately 51.2 million GBP.

In addition, holders of Spandex Ordinary Shares will be entitled to receive and retain the final dividend, announced on 10 March 1998, of 2.5 pence per Spandex Ordinary Share recommended by the board of Spandex in respect of the year ended 31 December 1997.

3.   The `A' Share Offer

On behalf of Gerber, Schroders hereby offers to acquire, on the terms and subject to the conditions set out in this document and in the pink Form of Acceptance, the Spandex `A' Shares on the following basis:

     for each Spandex `A' Share    325 pence in cash

The `A' Share Offer values the Spandex `A' Share capital on a fully diluted basis at approximately 57.9 million GBP.

In addition, holders of Spandex `A' Shares will be entitled to receive and retain the final dividend, announced on 10 March
1998, of 2.5 pence per Spandex `A' Share recommended by the board of Spandex in respect of the year ended 31 December 1997.

4.   Further terms of the Offers

The Spandex Shares will be acquired by Gerber fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid on or after 24 March 1998 save for the final dividend, announced on 10 March 1998, of 2.5 pence per Spandex Share recommended by the board of Spandex in respect of the year ended 31 December 1997.

The Ordinary Offer extends to any Spandex Ordinary Shares which are unconditionally allotted or issued prior to the date on which the Ordinary Offer closes (or such earlier date, not being earlier than the date on which the Ordinary Offer becomes unconditional as to acceptances or, if later, 1 May 1998 (being the first closing date of the Ordinary Offer), as Gerber may, subject to the City Code, decide) including any such shares allotted or issued pursuant to the exercise of options under the Spandex Share Option Schemes or which arise on conversion of Spandex `A' Shares.

The `A' Share Offer extends to any Spandex `A' Shares which are unconditionally allotted or issued prior to the date on which the `A' Share Offer closes (or such earlier date, not being earlier than the date on which the `A' Share Offer becomes unconditional as to acceptances or, if later, 1 May 1998 (being the first closing date of the `A' Share Offer), as Gerber may, subject to the City Code, decide).

It is anticipated that each of the Offers will remain open for acceptance until 3.00 pm on the fourteenth day after the later of 1 May 1998 (being the first closing date of the Ordinary Offer) or the closing date following the Ordinary Offer becoming or being declared unconditional as to acceptances. However, the right is reserved to keep either of the Offers open for acceptance after such date.

The Ordinary Offer is conditional on, inter alia, the passing of a special resolution at an Extraordinary General Meeting of Spandex as further explained in section 6 of this letter. The `A' Share Offer is conditional upon the Ordinary Offer becoming or being declared unconditional in all respects.

The conditions and further terms of the Offers are set out in Appendix I of this document and in the Forms of Acceptance.

5.   The Loan Note Alternative

As an alternative to any or all of the cash consideration of 325 pence per Spandex Ordinary Share or 325 pence per Spandex `A' Share which would otherwise be receivable under the Offers, accepting Spandex Shareholders (other than certain overseas shareholders) who validly accept the Offers may elect to exchange all or part of their holdings of Spandex Ordinary Shares or Spandex `A' Shares for Loan Notes to be issued by Gerber on the following basis:

     for every 1 GBP of cash consideration under the Offers
     1 GBP in nominal value of Loan Notes

The Loan Notes will be unsecured and will be issued, credited as fully paid, in amounts and integral multiples of 1 GBP in nominal value; all fractional entitlements will be disregarded and not paid. The Loan Notes will bear interest at a rate of 1 per cent. per annum below six month LIBOR.

Schroders has advised that, based on market conditions on 1 April 1998 (the latest practicable date prior to the publication of this document), in its opinion, if the Loan Notes had then been in issue, the value of the Loan Notes would have been approximately 99 pence per 1 GBP in nominal value of Loan Notes.

The Loan Note Alternative is conditional on the Ordinary Offer becoming or being declared unconditional in all respects and will remain open for so long as the Offers remain open for acceptance.
No Loan Notes will be issued unless, by the time the Ordinary
Offer becomes or is declared wholly unconditional, valid elections have been received for at least 1.0 million GBP in nominal value of Loan Notes. If insufficient elections are received, Spandex Shareholders who validly elect for the Loan Note
Alternative will instead receive cash in accordance with the terms of the Offers. A summary of the terms of the Loan Notes is set out in Appendix II to this document.

The Loan Notes have not been, and will not be, registered under the Securities Act or under the laws of any state of the United States and may not be offered, sold, or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, any US person (as defined in Regulation S under the Securities Act) except pursuant to an applicable exemption from, or in a transaction not subject to, the applicable requirements thereof and subject to certain restrictions on transfers set out in the terms of the Loan Notes. The Offers do not constitute an offer of Loan Notes in the United States. Any person who elects to have Loan Notes issued to it shall be required to deliver a properly completed Form W-8, a copy of which is provided with this document, or any subsequent versions thereof or successors thereto or any other document reasonably requested by Gerber in respect thereof.

6.   Extraordinary General Meeting

The Articles of Association of Spandex prohibit the transfer of Spandex `A' Shares other than by existing holders to members of their families or to family settlements. Accordingly, the Offers are conditional on a resolution being passed at an Extraordinary General Meeting of Spandex to remove the restriction on transfers of Spandex `A' Shares contained in the Articles of Association and on the consent to or sanction of such resolution by the holders of Spandex `A' Shares. The irrevocable undertakings referred to in section 1 of this letter include an undertaking on behalf of the holders of all of the Spandex `A' Shares to consent to or sanction such resolution.

A Notice convening an Extraordinary General Meeting of Spandex, at which a resolution to remove the restriction on transfers of Spandex `A' Shares will be proposed, is set out at the end of this document. You will see from the letter from the Chairman of Spandex set out on pages 3 to 5 of this document that the directors of Spandex unanimously recommend Spandex Shareholders to vote in favour of this resolution. The irrevocable undertakings referred to in section 1 of this letter, which relate to 480,166 Spandex Ordinary Shares and 17,828,000 Spandex `A' Shares, include irrevocable undertakings to vote in favour of this resolution.

7.   Information relating to Gerber

Gerber provides diverse industries with advanced computer-based systems and equipment for automation of product design, pre-production, manufacturing and quality control. Industries served include apparel and sewn goods, signmaking, graphic arts, ophthalmic, automotive and aerospace.

Gerber has three main subsidiaries:

Gerber Garment Technology is the world leader in providing automation solutions to the apparel and sewn goods industries, from conceptual design through assembly;

Gerber Scientific Products produces automated hardware and software systems for signmaking as well as materials and is the only supplier to offer fully integrated systems. Among its principal products is the Gerber Edge with its proprietary dry and clean thermal colour printing process; and

Gerber Coburn is the world leader in ophthalmic lens processing systems. Gerber's equipment is used in all aspects of surfacing prescriptions in lens blanks and in matching lenses to fit patients' frames. This business has recently been enhanced through the acquisition, for approximately US$ 63 million, of Coburn Optical Industries, Inc.

On 30 March 1998, Gerber announced that it had agreed to sell
Gerber Systems Corporation, a supplier of computer automated systems for the commercial printing and electronics industries, to BARCO, Inc.

In the year to 30 April 1997, Gerber reported profit before tax of US$ 22.2 million (1996: US$ 27.9 million), on turnover of US$
380.9 million (1996: US$ 359.1 million). In the nine months ended 31 January 1998, Gerber reported profit before tax of US$ 24.0 million (1997: US$ 15.1 million), on turnover of US$ 310.2 million (1997: US$ 275.4 million).

8.   Information relating to Spandex

Founded in 1976, Spandex is a leading marketer and distributor of equipment and related materials to the sign and allied industries. Operating out of 13 countries in Europe, Spandex has recently acquired sign supplies distribution companies in Canada and the United States.

Spandex is engaged in three main activities:

Signmaking computers - the company markets, distributes and supports computer controlled signmaking equipment such as vinyl cutting plotters, specialist sign printers and routers manufactured by Gerber Scientific Products;

Signmaking materials - the company supplies a comprehensive range of signmaking materials including self-adhesive vinyls, banner materials, specialist signmaking films, application tapes, sign blanks and substrates in addition to extruded aluminium sign systems and plastic components; and

Materials manufacturing - the company manufactures self-adhesive vinyl films for the sign and allied industries in addition to labelling films for the packaging markets through its wholly-owned subsidiary, Ultramark Adhesive Products Limited.

In the year ended 31 December 1997, Spandex reported profits before tax of 9.0 million GBP (1996: 9.9 million GBP), on turnover of
101.3 million GBP (1996: 98.5 million GBP). Earnings per share were
17.3 pence (1996: 19.5 pence).

9.   Background to the Offers

Spandex has maintained a close relationship with Gerber since the commencement of its distribution arrangements in 1983. The relationship, and both businesses, have flourished and Spandex is now Gerber's largest distributor of its computer controlled vinyl cutters, sign printers and routers, and its preferred distributor in Europe with sole distribution in 12 European countries, and shared distribution in France.

In addition to driving organic growth within its existing markets, Spandex has pursued an acquisition policy which has broadened its geographical coverage to include a growing presence in North America.

The boards of Spandex and Gerber believe that the combination of Gerber's innovative skills and technical abilities with the marketing and distribution expertise of Spandex will create a business which will be better positioned to realise the full potential of the world's major markets where technology-led change is a principal growth driver.

10.  Financial effects of acceptance

The following tables set out, for illustrative purposes only and on the bases and assumptions set out below, the financial effects of acceptance on capital value and income for a holder of one

Spandex Share accepting the Offers if the Offers become or are declared unconditional in all respects:


                                                  The Offers
                                                  with full
                                        The       Loan Note
                                        Offers    Alternative
                              Notes     (Pence)   (Pence)

A. Increase in capital value
Cash consideration/Loan Notes
 received                      (i)      325.00    321.75
Market value of one Spandex
 Share                        (ii)      247.50    247.50
                                        ------    ------
Increase in capital value                77.50     74.25

This represents an increase of           31.3%     30.0%

B. Increase in income
Gross interest income from
 cash consideration           (iii)     19.1           -
Gross interest income from
 Loan Notes received          (iv)         -        21.3
                                        -----     ------
Net dividend income from one
 Spandex Share                (v)        3.7         3.7
                                        -----     ------
Increase in income                      15.4        17.6
This represents an increase of          416%        476%

Notes:
(i)  Based on Schroders' valuation of the Loan Notes set out in section 5 above.
(ii) Based on the closing middle-market quotation of 247.5 pence per Spandex Ordinary Share as published in the London Stock Exchange Daily Official List on 11 February 1998, the last business day prior to the announcement of talks on 12 February 1998.
(iii) The gross income from the cash consideration has been calculated on the assumption that the cash is re-invested to yield 5.87 per cent. per annum, being the gross yield shown by the FTSE Actuaries average gross redemption yield for medium coupon British Government securities of maturities of five to fifteen years on 1 April 1998 as published in the Financial Times on 2 April 1998 (the latest practicable date prior to the publication of this document).
(iv) Gross interest on the Loan Notes has been calculated at the rate of 6.56 per cent per annum payable on the Loan Notes, being 1 per cent. Below six month LIBOR as at 1 April 1998 (the latest practicable date prior to the publication of this document).
(v) The net dividend income from a Spandex Share is equal to the sum of the interim net dividend of 1.2 pence per Spandex Share in respect of the period ended 30 June 1997 and the final dividend of 2.5 pence per Spandex Share in respect of the year ended 31 December 1997.
(vi) No account has been taken of any liability to taxation.
(vii) It is assumed for the purposes of the above table that the Spandex `A' Shares have an equivalent market value to the Spandex Ordinary Shares.

11.  Employees

Gerber attaches great importance to the skills and experience of the employees of Spandex. It is hoped that the similarity of the cultures of the two companies will prove attractive to Spandex employees.

The board of Gerber confirms that the existing rights, including pension rights, of all employees of the Spandex Group will be fully safeguarded. Upon the Offers being declared wholly unconditional, Charles and Mary Dobson and certain of the directors of the Spandex Group will remain on the board of Spandex.

12.  Spandex Share Option Schemes

In relation to the Spandex 1996 Unapproved Employee Share Option Scheme and the Spandex 1986 Share Option Scheme, Gerber is offering participants an opportunity either to surrender their existing options in consideration for a cash sum calculated by reference to the difference between 325 pence and the exercise price of their options or to exercise their options and accept the Ordinary Offer. Details of these proposals are set out in a separate document addressed to the holders of such options. All but one (whose options are soon to expire) of the holders of outstanding options under these two schemes have given undertakings to accept one of these proposals in due course.

If the Ordinary Offer becomes or is declared unconditional in all respects, Gerber will make appropriate proposals to participants in the Spandex 1995 Overseas and UK Savings-Related Share Option
Scheme.

No options have been granted under the Spandex 1996 Approved
Employee Share Option Scheme.

13.  Procedure for acceptance of the Offers

This section should be read together with the notes on the Forms of Acceptance. The Offers relate to both Spandex Ordinary Shares and Spandex `A' Shares. You should note that the blue Form of Acceptance should be completed in respect of Spandex Ordinary Shares and that the pink Form of Acceptance should be completed in respect of Spandex `A' Shares.

(a)  Completion of Forms of Acceptance

If you hold Spandex Ordinary Shares in both certificated and uncertificated form (that is to say, in CREST), you should complete a separate blue Form of Acceptance for each holding. In addition, you should complete separate blue Forms of Acceptance for Spandex Ordinary Shares held in uncertificated form but under different member account IDs and for Spandex Ordinary Shares held in uncertificated form but under different designations. Additional blue Forms of Acceptance are available from Lloyds Bank Registrars, Antholin House, 71 Queen Street, London EC4N 1SL (telephone number 0171 489 3039). All Spandex `A' Shares are held in certificated form.

     (i)    To accept the Ordinary Offer
            To accept the Ordinary Offer in respect of all your Spandex Ordinary Shares, you must complete Boxes 1 and 4 and, where appropriate, Boxes 5 and 6 and, if your Spandex Ordinary Shares are in CREST, Box 7 on the blue Form of Acceptance. In all cases you must sign Box 3 on the blue Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed thereon.

     (ii) To accept the Ordinary Offer in respect of less than all your Spandex Ordinary Shares
            To accept the Ordinary Offer in respect of less than all your Spandex Ordinary Shares, you must insert in Box 1 on the blue Form of Acceptance such lesser number of Spandex Ordinary Shares in respect of which you wish to accept the Ordinary Offer in accordance with the instructions printed thereon.

            You should then follow the procedure set out in (i) above in respect of such lesser number of Spandex Ordinary Shares. If you do not insert a number in Box 1, a valid acceptance will be deemed to be in respect of all the Spandex Ordinary Shares held by you.


     (iii)  To accept the `A' Share Offer
            To accept the `A' Share Offer in respect of all your Spandex `A' Shares, you must complete Boxes 1 and 4 and, where appropriate, Boxes 5 and 6 on the pink Form of Acceptance. You must also sign Box 3 on the pink Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed thereon.

     (iv) To accept the `A' Share Offer in respect of less than all your Spandex `A' Shares
            To accept the `A' Share Offer in respect of less than all your Spandex `A' Shares, you must insert in Box 1 on the pink Form of Acceptance such lesser number of Spandex `A' Shares in respect of which you wish to accept the `A' Share Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in (iii) above in respect of such lesser number of Spandex `A' Shares.
            If you do not insert a number in Box 1, a valid acceptance will be deemed to be in respect of all the Spandex `A' Shares held by you.

     (v)  To elect for the Loan Note Alternative
            To elect for the Loan Note Alternative in respect of some or all of your Spandex Shares, you must complete the relevant Form(s) of Acceptance as set out in (i) to (iv) above and in addition complete Box 2 on the relevant Form(s) of Acceptance. In all cases you must sign Box 3 on the relevant Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed thereon. In addition, if you wish to elect for the Loan Note Alternative, you must properly complete the white Form W-8 and return it with your completed Form(s) of Acceptance. See Appendix II of this document for a description of certain US Federal income tax considerations of holding Loan Notes.

If you have any questions as to how to complete the Form(s) of Acceptance, please telephone Lloyds Bank Registrars on 0171 489
3039.

(b)  Return of Form of Acceptance
To accept the Offers, completed Form(s) of Acceptance should be returned (whether or not your Spandex Ordinary Shares are in CREST) signed and witnessed by post or by hand to Lloyds Bank Registrars, Antholin House, 71 Queen Street, London EC4N 1SL together (subject to paragraph (d) below) with the relevant share certificate(s) and/or other document(s) of title as soon as possible, but in any event so as to arrive no later than 3.00 pm on 1 May 1998. A reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of Gerber. The instructions printed on the Forms of Acceptance are deemed to form part of the terms of the Offers.

Any Form of Acceptance received in an envelope postmarked in the United States, Canada, Australia or Japan or otherwise appearing to Gerber or its agents to have been sent from the United States, Canada, Australia or Japan may be rejected as an invalid acceptance of the Offers. For further information on overseas shareholders, see paragraph (g) below.

(c)  Documents of title
If your Spandex Ordinary Shares are in certificated form and in any event in respect of your Spandex `A' Shares, a completed, signed and witnessed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title and Form W-8, if electing for Loan Notes. If for any reason the relevant share certificate(s) and/or other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and return Form(s) of Acceptance and the white Form W-8, if electing for Loan Notes, as stated above, so as to be received by Lloyds Bank Registrars by no later than
3.00 pm on 1 May 1998. You should send with the Form(s) of Acceptance any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. No acknowledgement of receipt of documents will be given. If you have lost your share certificate and/or other document(s) of title, you should contact Spandex' registrars, Computershare Services PLC, P.O. Box 82, Caxton House, Redcliffe Way, Bristol BS99 7NH, for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post or by hand to Lloyds Bank Registrars, Antholin House, 71 Queen Street, London EC4N 1SL.

(d) Additional procedures for Spandex Ordinary Shares in uncertificated form (that is, in CREST)
If your Spandex Ordinary Shares are in uncertificated form, you should insert in Box 7 of the blue Form of Acceptance the participant ID and member account ID under which such Spandex Ordinary Shares are held by you in CREST and otherwise complete and return the blue Form of Acceptance, as described above, and the white Form W-8, if electing for Loan Notes. In addition, you should take (or procure to be taken) the action set out below to transfer the Spandex Ordinary Shares in respect of which you wish to accept the Ordinary Offer to an escrow balance (that is, a TTE instruction) specifying Lloyds Bank Registrars, (in its capacity as a CREST participant under its participant ID referred to below) as the Escrow Agent, as soon as possible and in any event so that the transfer to escrow settles no later than 3.00 pm on 1 May 1998.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Spandex Ordinary Shares are held. In addition, only your CREST sponsor will be able to send the required TTE instruction to CRESTCo in relation to your Spandex Ordinary Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

- the number of Spandex Ordinary Shares to be transferred to an escrow balance;
- your member account ID. This must be the same member account ID as that inserted in Box 7 of the blue Form of Acceptance;
- your participant ID. This must be the same participant ID as that inserted in Box 7 of the blue Form of Acceptance;
-    the member account ID of the Escrow Agent. This is RA583101;

-    the participant ID of the Escrow Agent, Lloyds Bank
     Registrars, in its capacity as CREST receiving agent. This is 2RA34;
- the Form of Acceptance Reference Number. This is the reference number that appears at the foot of page 1 of the blue Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Lloyds Bank Registrars to match the TTE to your blue Form of Acceptance. You should keep a separate record of this reference number for future reference; and
- the intended settlement date. This should be as soon as possible and in any event not later than 3.00 pm on 1 May 1998.

After settlement of the TTE instruction, you will not be able to access the Spandex Ordinary Shares concerned in CREST for any transaction or charging purposes. If the Ordinary Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Spandex Ordinary Shares concerned to itself in accordance with paragraph (e) of Part C of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a blue Form of Acceptance relates to only one TTE instruction.

If no blue Form of Acceptance reference number, or an incorrect blue Form of Acceptance reference number, is included in the TTE instruction, Gerber may treat any amount of Spandex Ordinary Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any blue Form(s) of Acceptance which relate(s) to the same member account ID and participant ID (up to the amount of Spandex Ordinary Shares inserted or deemed to be inserted on the blue Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Spandex Ordinary Shares to settle prior to 3.00 pm on 1 May 1998.

In this regard, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Gerber will make an appropriate announcement if any of the details contained in this paragraph (d) alter for any reason in any respect that is material to Spandex Shareholders.

(e) Deposits of Spandex Ordinary Shares into, and withdrawals of Spandex Ordinary Shares from, CREST
Normal CREST procedures (including timings) apply in relation to any Spandex Ordinary Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Ordinary Offer (whether any such conversion arises as a result of a transfer of Spandex Ordinary Shares or otherwise). Holders of Spandex Ordinary Shares who are proposing so to convert any such Spandex Ordinary Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Spandex Ordinary Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Ordinary Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or transfers to an escrow balance as described above) prior to 3.00 pm on 1 May 1998.

(f)  Validity of acceptances
Without prejudice to Parts B and C of Appendix I, Gerber reserves the right (subject to the terms of the Offers and the City Code) to treat as valid in whole or in part any acceptance of the Offers which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title and the white Form W-8, if electing for Loan Notes. In that event, no payment of cash or issue of Loan Notes under the Offers will be made until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title and the white Form W-8, if electing for Loan Notes, or indemnities satisfactory to Gerber have been received.

(g)  Overseas shareholders
The attention of Spandex Shareholders who are citizens or residents of jurisdictions outside the United Kingdom is drawn to paragraph 7 of Part B and paragraphs (b) and (t) of Part C of Appendix I and to the relevant provisions of the Forms of Acceptance.

The availability of the Offers to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The Offers are not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan. Accordingly, any accepting Spandex Shareholder who is unable to give the warranties set out in paragraph (b) of Part C of Appendix I may be deemed not to have accepted the Offers.

The Loan Notes to be issued pursuant to the Offers have not been, and will not be registered under the Securities Act, or under the securities laws of any State of the United States, no steps have been taken to enable the Loan Notes to be offered or traded in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the Loan Notes has been or will be lodged with or registered by the Australian Securities Commission. Accordingly, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in the United States, Canada, Japan or Australia nor to or for the account or benefit of any US person (as defined in Regulation S under the Securities
Act) or person resident in Canada, Australia or Japan (except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act or the relevant securities laws of any State of the United States, Canada, Australia or Japan). The Offers do not constitute an offer of Loan Notes in the United States.

All Spandex Shareholders (including nominees, trustees or custodians) who would, or otherwise intend, to forward this document and/or the Form of Acceptance, should read the further details in this regard which are contained in paragraph 7 of Part
B and in Part C of Appendix I before taking any action.

If you are in any doubt as to the procedure for acceptance, please contact Lloyds Bank Registrars by telephone on 0171 489 3039. You are reminded that, if you are a CREST sponsored member in respect of your Spandex Ordinary Shares, you should contact your CREST sponsor before taking any action.

14.  Settlement

Subject to the Offers becoming or being declared unconditional in all respects, settlement of the consideration to which any

Spandex Shareholder is entitled under the Offers (except as provided in paragraphs 6(c) and 7 of Part B of Appendix I in the case of certain overseas Spandex Shareholders), will be effected
(i) in the case of acceptances received, complete in all respects, by the date on which the Offers become or are declared unconditional in all respects, within 14 days of such date, or
(ii) in the case of acceptances received, complete in all respects, after the date on which the Offers become or are declared unconditional in all respects but while the Offers remain open for acceptance, within 14 days of such receipt, in the following manner:

(a) Spandex Ordinary Shares in uncertificated form (that is, in CREST)

Where an acceptance relates to Spandex Ordinary Shares in uncertificated form, the cash consideration to which the accepting Spandex Shareholder is entitled will be paid by means of CREST by Gerber procuring the creation of an assured payment obligation in favour of the accepting Spandex Shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements.

Gerber reserves the right to settle all or any part of the consideration referred to in this paragraph (a), for all or any accepting Spandex Shareholder(s), in the manner referred to in paragraph (b) below, if, for any reason, it wishes to do so.

(b)  Spandex Ordinary Shares in certificated form and Spandex `A'
     Shares

Where an acceptance relates to Spandex Ordinary Shares in certificated form or Spandex `A' Shares, settlement of any cash due will be despatched by first class post (or by such other method as the Panel may approve). All such cash payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank. No payments will be made to addresses in the United States, Canada, Australia or Japan.

(c)  Loan Notes
If a Spandex Shareholder validly elects for the Loan Note Alternative (including in respect of Spandex Ordinary Shares held in uncertificated form), definitive certificates for the Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel). No certificates for Loan Notes will be despatched to addresses in the United States, Canada, Australia or Japan.

(d)  General
If the Offers do not become or are not declared unconditional in all respects (i) share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Panel) within 14 days of the Offers lapsing, to the person or agent whose name and address is set out in Box 6 of the Forms of Acceptance or, if none is set out, to the first named holder at his or her registered address and (ii) the Escrow Agent will, immediately after the lapsing of the Offers (or within such longer period, not exceeding 14 days after the Offers lapsing, as the Panel may approve), give TFE instructions to CRESTCo to transfer all relevant Spandex Ordinary Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Ordinary Offer to the original available balances of the Spandex Shareholders concerned. All documents and remittances sent by, to or from Spandex Shareholders or their appointed agents will be sent at their own risk.

15.  United Kingdom taxation

The following paragraphs, which are intended as a general guide only, are based on current UK legislation and UK Inland Revenue practice and take account of certain changes announced in the Budget Statement of 17 March 1998 of the Chancellor of the Exchequer (the "Budget"). They summarise certain limited aspects of the UK taxation consequences of acceptance of the Offers and election for the Loan Note Alternative, and they relate only to the position of certain classes of taxpayer and only those Spandex Shareholders who hold their Spandex Shares beneficially as an investment, otherwise than under a personal equity plan, and who are resident or ordinarily resident in the UK for taxation purposes. If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

(a)  UK taxation on chargeable gains
Liability to UK taxation on chargeable gains will depend on the individual circumstances of Spandex Shareholders and on the form of consideration received.

     (i)  Cash
          To the extent that a Spandex Shareholder receives cash under the Offers, that will constitute a disposal, or part disposal, of his or her Spandex Shares for the purposes of UK taxation on chargeable gains. Such a disposal, or part disposal, may, depending on the Shareholder's individual circumstances (including the availability of exemptions and allowable losses), give rise to a liability to UK taxation on chargeable gains.


     (ii) Loan Notes
          A Spandex Shareholder who (either alone or together with persons connected with him or her) does not hold more than 5 per cent. of, or of any class of, shares in or debentures of Spandex will not be treated as having made a disposal of his or her Spandex Shares for the purposes of UK taxation on chargeable gains to the extent that he or she receives Loan Notes in exchange for his or her Spandex Shares under the Offers.

          (A)  Non-corporate Spandex Shareholders
               Any gain or loss which would otherwise have arisen on a disposal of Spandex Shares by an individual or other non-corporate Shareholder will be "rolled over" into the Loan Notes and the Loan Notes will be treated as the same asset as his or her Spandex Shares acquired at the same time and price as his or her Spandex Shares.

               A subsequent disposal of Loan Notes (including redemption) may, depending on individual circumstances, give rise to a liability to UK taxation on chargeable gains. Any chargeable gain or allowable loss on the disposal (including redemption) of the Loan Notes will be calculated taking into account the original cost to the holder of acquiring the relevant Spandex Shares, and (when calculating a chargeable gain but not an allowable loss) indexation allowance on that cost. In the Budget, the Chancellor of the Exchequer announced proposals which, if enacted, will result in the withdrawal of the indexation allowance for periods after April 1998 and the introduction of a tapering relief in relation to disposals made after that date. The indexation allowance for periods up to April 1998 will continue to be available in relation to such disposals.

          (B)  Corporate Spandex Shareholders
               For a corporate Spandex Shareholder within the charge to UK corporation tax, the Loan Notes will be "qualifying corporate bonds" for the purposes of UK taxation on chargeable gains, so that any gain or loss which would have arisen on a disposal of its Spandex Shares for a consideration equal to market value at the time of the exchange of the Spandex Shares for Loan Notes will be "held over" and deemed to accrue on a subsequent disposal (including redemption) of the Loan Notes. No indexation allowance will be available to a corporate Shareholder for the period during which any gain is "held over" in this way.

          Any Spandex Shareholder who (either alone or together with persons connected with such Shareholder) holds more than 5 per cent. of, or of any class of, shares in or debentures of Spandex is advised that an application for clearance will be made to the UK Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Loan Note Alternative. If such clearance is given, any such Spandex Shareholder will be treated in the manner described in the preceding paragraphs. Neither the Offers nor the Loan Note Alternative is conditional on such clearance being obtained.

     (iii)Taxation of company loan relationships
          A corporate Spandex Shareholder within the charge to UK corporation tax in respect of the Loan Notes will generally be charged to (or, as the case may be, obtain relief from) UK corporation tax on income in respect of all profits, gains and losses arising from its holding or disposal of the Loan Notes broadly in accordance with its authorised accounting method.

(b)  Taxation of interest on the Loan Notes

     (i)  Withholding tax
          For a description of certain US Federal income tax consequences of holding Loan Notes, see the final section of Appendix II to this document.

     (ii) Non-corporate holders of Loan Notes

          The gross amount of the interest on the Loan Notes will form part of the recipient's income for the purposes of UK income tax. No credit will be allowed for any US tax withheld as under the UK/US double tax treaty, the interest is exempt from tax in the United States.

          On a transfer of Loan Notes by an individual, a charge may arise under the "accrued income scheme" in respect of the interest on the Loan Notes which has accrued since the preceding interest payment.

     (iii)Corporate holders of Loan Notes
          A corporate holder of Loan Notes within the charge to UK corporation tax in respect of the Loan Notes will be charged to UK corporation tax in respect of interest on the Loan Notes which relates to that holder's relevant accounting period broadly in accordance with its authorised accounting method. No credit will be allowed for any US tax withheld as under the UK/US double tax treaty, the interest is exempt from tax in the United States.

(c)  Other direct tax matters
     Special tax provisions may apply to Spandex Shareholders who have acquired or acquire their Spandex Ordinary Shares by exercising options under the Spandex Share Option Schemes including provisions imposing a charge to income tax when such an option is exercised.

(d)  Stamp duty and stamp duty reserve tax ("SDRT")

     (i) Acceptance of the Offer and/or the Loan Note Alternative No stamp duty or SDRT will be payable by Spandex Shareholders as a result of accepting the Offers and/or the Loan Note Alternative.
     (ii) Loan Notes
          No stamp duty or SDRT will be payable on the issue, transfer or sale of (or an agreement to transfer) Loan Notes.

16.  Further information

Your attention is drawn to the further information contained in the Appendices.

17.  Action to be taken

To accept the Offers, Form(s) of Acceptance must be completed and returned in respect of your Spandex Ordinary Shares and Spandex `A' Shares, whether or not your Spandex Ordinary Shares are in CREST, together with Form W-8 (if you wish to elect for the Loan Note Alternative). Forms of Acceptance should be returned as soon as possible and, in any event, so as to be received by post or by hand by Lloyds Bank Registrars, Antholin House, 71 Queen Street, London EC4N 1SL no later than 3.00 pm on 1 May 1998.

Spandex Shareholders will find enclosed with this document the green form of proxy to be used in connection with the Extraordinary General Meeting. Whether or not you intend to attend this meeting, please complete and sign the green form of proxy and return it in accordance with the instructions printed thereon to Spandex' registrars, Computershare Services PLC, P.O. Box 82, Caxton House, Redcliffe Way, Bristol BS99 7NH so as to arrive as soon as possible and, in any event, not later than
10.05 am on 27 April 1998.


                        Yours faithfully,
               for J. Henry Schroder & Co. Limited

                         Richard Lazarus
                            Director